[GENEREX BIOTECHNOLOGY CORPORATION LETTERHEAD]

Via facsimile # 202.772.9217 & EDGAR

February 11, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Generex Biotechnology Corporation,
Form 10-K for the Year Ended July 31, 2007
Filed October 15, 2007
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation, a Delaware corporation (“Generex” or the “Company”), we are submitting the Company’s responses to the comments of the Staff regarding the Company’s annual report on Form 10-K for the fiscal year ended July 31, 2007 (the “Form 10-K”) as set forth in the Staff’s January 31, 2008 letter addressed to Rose C. Perri, Chief Financial Officer of the Company (the “Comment Letter”).

For your convenience, the Staff’s comments are included below with the Company’s responses thereto. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Form 10-K.

Item 1. Business, page 2

1.
Throughout the Form 10-K, you refer to various agreements with third parties that you have not included as exhibits, including your letter of intent with PharmaBrand S.A., the collaborative alliance with Fertin Pharma A/S, the Master Distributor Agreement with Leosons General Trading Company, the agreement with Beijing Daopei Hospital, the licensing and distribution agreement with the Armenian Development Agency and the Canada

Armenia trading House Ltd., the supply agreement with Presspart Manufacturing Limited and the Consulting Agreements described in footnote 8 to the financial statements. Item 601(b)(10)(ii)(B) requires you to include as exhibits contracts that your business is substantially dependent upon. Please provide us with an analysis supporting your determination that your business is not substantially dependent on any of these agreements. To the extent that your business is substantially dependent on any of these agreements, please revise the discussion of the agreements to disclose:

•	Aggregate amounts paid/received to date;
•	Aggregate potential milestone payments;
•	Minimum purchase requirements;
•	Required annual payments;
•	Duration and termination provisions;
•	All other material terms

Response:

Generex is a development stage biotechnology corporation focusing on the research, development, and commercialization of buccal drug delivery technologies. The Company’s flagship product, Generex Oral-lyn™, is an oral insulin spray product designed to replace injections of prandial insulin for patients with diabetes mellitus. Generex Oral-lyn™ has been approved by public health authorities in Ecuador and India. In June 2007, the Company announced preparations for its global Phase III clinical trial of Generex Oral-lyn™ at sites in the United States, Canada, and Europe. The Company has commenced screening of prospective patients for participation in the trial and patient enrollment is expected to commence in April 2008. To date, the Company has not received any revenues from commercial sales of Generex Oral-lyn™. To date, the Company has received some modest revenues from sales of confectionary products such as Glucose RapidSpray™.

The Company did not include the following contractual arrangements and agreements referenced in the Form 10-K and identified below as exhibits to the Form 10-K because the Company’s business is not substantially dependent upon any of them. An analysis of each of arrangement or agreement follows.

PharmaBrand, S.A.

The March 25, 2004 Letter of Intent, as amended on August 25, 2004, between the Company and PharmaBrand, S.A. (“PharmaBrand”) relates to the registration, marketing, distribution, and sale by PharmaBrand of Generex Oral-lyn™ in Central and South America. PharmaBrand is a regional manufacturer and distributor of pharmaceutical products based in Quito, Ecuador. To date, Generex Oral-lyn™ has been registered only in Ecuador, and PharmaBrand has not yet submitted applications for the registration of Generex Oral-lyn™ to public health authorities in any other countries in Central or South America. The Company has not realized any revenues from any sales of Generex Oral-lyn™ in Ecuador. The Company expects to revenues from such sales sometime in 2008 but does not expect that such revenues will be reflected in the Company’s financial statements until the Company and PharmaBrand entered into a definitive agreement. The amount of revenues or exact timing of the Company’s receipt of such revenue is uncertain. Furthermore, in the event that the Company does receive revenue from the sales of Generex Oral-lyn™ in Ecuador in this or the next fiscal year, such revenue will not be sufficient to subsidize the Company’s operations.

The Letter of Intent does not reflect the Company’s current relationship PharmaBrand. As stated in the Form 10-K, the Company is negotiating with PharmaBrand to transition its role to primarily that of a manufacturer for the commercial orders placed worldwide.

Therefore, the services provided by PharmaBrand to the Company under the Letter of Intent are not significant to the Company’s current financial results or strategy. Accordingly, the Company is not substantially dependent upon the PharmaBrand Letter of Intent.

Fertin Pharma A/S

The May 29, 2006 Research and Development Agreement between the Company and Fertin Pharma A/S (“Fertin”) relates to the joint research, development, and commercialization of a medicinal chewing gum for the buccal delivery of metformin, a drug used, inter alia, to treat diabetes mellitus. Fertin is a recognized leader in the design and manufacture of medicinal chewing gums. The metformin chewing gum project is only in Phase I of clinical development. To date, only a proof-of-concept clinical trial has been undertaken. Fertin is now in the process of producing clinical materials for a bioequivalence Phase 1 study which will commence before the end of 2008. It will be quite some time before the Company is able to assess whether this collaboration will bear fruit.  The Company’s monetary investment in the collaboration is modest. The Company is looking to the metformin gum as a prospective companion product for Generex Oral-lyn™. Accordingly, the Company currently is not substantially dependent upon the Research and Development Agreement with Fertin.

Leosons General Trading Company

Pursuant to the April 18, 2007 Master Product Licensing & Distribution Agreement between the Company and Leosons General Trading Company (“Leosons”), Leosons will undertake the registration, importation, marketing, distribution, and sale of Generex Oral-lyn™ in the Middle East (with, where necessary, appropriate licenses from the Office of Foreign Assets Control of the United States Department of the Treasury). Although applications for registration have been submitted to some of the public health authorities in the Middle East, to date no approvals have been forthcoming. To date, the Company has received no revenues from sales of Generex Oral-lyn™ in the Middle East, and it is uncertain if and when such revenues will be forthcoming or how much they will be. Accordingly, the Company is not substantially dependent upon the Master Product Licensing & Distribution Agreement with Leosons.

The Company also entered into a Product Licensing and Distribution Agreement as of the 18th day of April, 2007 with Leosons in respect of the marketing, distribution, and sale in the Middle East of the Company’s Glucose RapidSpray™ product. Although the Company has received purchase orders from Leosons, the Company has to date received only immaterial revenues from sales of Glucose RapidSpray™ to Leosons and it is uncertain at this time as to the amount of revenues the Company can expect to receive from sales of the product in the Middle East. Accordingly, the Company is not substantially dependent upon this Product Licensing & Distribution Agreement with Leosons.

Beijing Daopei Hospital

Antigen Express, Inc., a wholly-owned subsidiary of the Company, entered into a Clinical Trial Agreement as of March 30, 2007 with Drs. Daopei Lu and Chunrong Tong and Beijing Daopei Hospital to carry out a Phase I clinical study in respect of the development of a cancer cell vaccine for use in patients with acute myeloid leukemia. To date, no work has been undertaken in furtherance of the Clinical Trial Agreement and no payments have been made by the Company or Antigen Express, Inc. thereunder. It is expected that preliminary work will commence under the Clinical Trial Agreement sometime in February, 2008. It will be quite some time before the Company is able to assess whether the study’s line of inquiry will bear fruit and merit further research and development efforts. The Company’s monetary investment in the study is modest. Accordingly, the Company is not substantially dependent upon the Clinical Trial Agreement with Beijing Daopei Hospital.

Armenian Development Agency and Canada Armenia Trading House Ltd.

The Company entered into a Product Licensing & Distribution agreement as of July 6, 2007 with the Armenian Development Agency (the “ADA”) and Canada Armenia Trading House Ltd. (“CATH”) pursuant to which the ADA and CATH would pursue the registration, importation, marketing, distribution, and sale of Generex Oral-lyn™ in Armenia, Georgia, and Kazakhstan. Although an application for registration has been submitted to public health authorities in Armenia, to date no approval has been forthcoming, and applications have yet to be made in Georgia and Kazakhstan. To date, the Company has received no revenues from sales of Generex Oral-lyn™ in Armenia, Georgia, or Kazakhstan, and the timing and amount of such revenues is unpredictable. Accordingly, at the time of filing the Form 10-K, the Company was not substantially dependent upon the Product Licensing & Distribution Agreement with the ADA and CATH. Subsequent to the filing of the Form 10-K, the Product Licensing & Distribution Agreement with the ADA and CATH was terminated by a Termination Agreement dated January 16, 2008. The Company is continuing to prosecute the Armenian application on its own.

Consulting Agreements

The consulting agreements referenced in Note 8 to the Company’s Consolidated Financial Statements in the Form 10-K consist of a Consulting Agreement dated as of August 1, 2007 with Mr. William Abajian (the “Abajian Agreement”) and a Consulting Agreement dated as of July 26, 2007 with Nectid Inc. (the “Nectid Agreement”).

Under the Abajian Agreement, Mr. Abajian acts as a business development consultant for Generex. He is neither an employee nor an officer of the Company, and he has no policy-making function or role with the Company. His services include developing, evaluating, and assisting in negotiations in respect of the establishment of relationships for the registration, marketing, distribution, and sale of Generex Oral-lyn™, Glucose RapidSpray™, and the Company’s other products. Until such time as the global Phase III clinical trial of Generex Oral-lyn™ is substantially complete, Mr. Abajian’s efforts will be perforce focused on smaller markets. Mr. Abajian works at the behest of, under the direct supervision of, and reports to the Company’s executive management. Accordingly, the Company is not substantially dependent upon the Consulting Agreement with Mr. Abajian. In preparing the response to this Comment, we noted that the Form 10-K incorrectly identified Mr. Abajian as a “Vice President, Business Development” for the Company. In the Company’s upcoming proxy statement, we will revise this disclosure to identify Mr. Abajian as a “Business Development Consultant.”

Pursuant to the Nectid Agreement, the Company paid Nectid, Inc. (“Nectid”) to assist in procuring Indian governmental approval for the importation, marketing, distribution, and sale of Generex Oral-lyn in India. In early November 2007, Generex Oral-lyn™ was approved for importation and commercial marketing and sale in India for the treatment of diabetes by the Central Drugs Standard Control Organization (CDSCO), Directorate General of Health Services, Government of India, which is responsible for authorizing marketing approval of all new pharmaceutical products in India. The Nectid Agreement was terminated in accordance with its terms on December 1, 2007. To date, the Company has received no revenues from sales of Generex Oral-lyn™ in India. The Company does not expect to receive such revenues in fiscal 2008 and any revenues received in the following X fiscal years are unlikely to be sufficient to subsidize the Company’s operations.  Accordingly, the Company was never substantially dependent upon the Nectid Agreement.

Presspart Manufacturing Limited

The Company entered into a Supply Agreement with Presspart Manufacturing Limited in 2000. The Supply Agreement requires the Company to purchase from Presspart all of its requirements for Generex Oral-lyn™ canisters. The Company receives an exclusive non-transferable, royalty-free, irrevocable license to use the products from Presspart in exchange for the Company’s obligation to purchase exclusively from Presspart. When the Company initially entered into the Supply Agreement, its annual purchases of canisters were minimal. Currently, the Company’s aggregate annual purchases of canisters from Presspart do not constitute a material expenditure for the Company. Even with the commencement of the Company’s global Phase III trials of Generex Oral-lyn™ in fiscal 2008, the Company does not anticipate that its canister purchases under the Supply Agreement will reach a material level in the immediate future. Until such time as the Company’s commercial sales of its flagship product, Generex Oral-lyn™, or other products using the RapidMist™ delivery platform increase to significant levels, the Company’s business will not be substantially dependent on the Supply Agreement.

Item 3. Legal Proceedings, page 29

2.
We note the discussion of an action by Subash Chandarana in which the plaintiff seeks to enjoin the company’s use of three patents allegedly owned by the plaintiff. Please revise your disclosure to briefly describe these patents and their significance to your business, including whether they relate to any of your products that are commercially available or in development. If so, also name the relevant products.

Response:

The following is revised disclosure in respect of the action by Subash Chandarana, including a brief description of the patents allegedly owned by the plaintiff. We propose to include this revised disclosure in an amendment to the Form 10-K and in our next Quarterly Report on Form 10-Q in respect of the fiscal quarter ended January 31, 2008 which will be filed with the Commission on or before March 12, 2008.

Subash Chandarana et al. v. Generex Biotechnology Corporation. In February 2001, a former business associate of Pankaj Modi ("Modi") (a former officer of the Company) and an entity called Centrum Technologies Inc. ("CTI") commenced an action in the Ontario Superior Court of Justice against us and Modi seeking, among other things, damages for alleged breaches of contract and tortious acts related to a business relationship between this former associate and Modi that ceased in July 1996. The plaintiffs’ statement of claim also seeks to enjoin the use, if any, by us of three patents allegedly owned by CTI. The three patents are entitled Liquid Formulations for Proteinic Pharmaceuticals, Vaccine Delivery System for Immunization, Using Biodegradable Polymer Microspheres, and Controlled Releases of Drugs or Hormones in Biodegradable Polymer Microspheres. It is our position that the buccal drug delivery technologies which are the subject matter of our research, development, and commercialization efforts, including Generex Oral-lyn™ and the RapidMist™ Diabetes Management System, do not make use of, are not derivative of, do not infringe upon, and are entirely different from the intellectual property identified in the plaintiffs’ statement of claim. On July 20, 2001, we filed a preliminary motion to dismiss the action of CTI as a nonexistent entity or, alternatively, to stay such action on the grounds of want of authority of such entity to commence the action. The plaintiffs brought a cross motion to amend the statement of claim to substitute Centrum Biotechnologies, Inc. ("CBI") for CTI. CBI is a corporation of which 50 percent of the shares are owned by the former business associate and the remaining 50 percent are owned by us. Consequently, the shareholders of CBI are in a deadlock. The court granted our motion to dismiss the action of CTI and denied the plaintiffs’ cross motion without prejudice to the former business associate to seek leave to bring a derivative action in the name of or on behalf of CBI. The former business associate subsequently filed an application with the Ontario Superior Court of Justice for an order granting him leave to file an action in the name of and on behalf of CBI against Modi and us. We opposed the application. In September 2003, the Ontario Superior Court of Justice granted the request and issued an order giving the former business associate leave to file an action in the name of and on behalf of CBI against Modi and us. A statement of claim was served in July 2004. Since that time, the plaintiffs have not taken any steps in furtherance of the proceeding. We are not able to predict the ultimate outcome of this legal proceeding at the present time or to estimate an amount or range of potential loss, if any, from this legal proceeding.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Contractual Obligations, page 41

3.
It does not appear that you included the interest obligations related to debt in this table. Refer to section IV of Financial Reporting Release 72. Due to the significant nature of these obligations to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased disclosure of your liquidity. Please revise this table to include your interest obligations.

Response:

A revised Contractual Obligations table, reflecting the interest obligations, is set forth in Exhibit “A” annexed hereto. This table also compares the revised total contractual obligations, including interest, set forth in each column to the total contractual obligations set forth in each column of the Contractual Obligations table included in the Form 10-K (which amounts are consistent with the numbers on the balance sheet). The difference in the amounts reported in the two tables is slightly under 11.5%. The majority of the interest obligations relate to real properties which are held for investment purposes and generate net income. Therefore, we do not deem these amounts to be significant to the results of the Company’s operations or the Company’s balance sheet.  Should the Company be unable to service the debt, the Company could seek to liquidate the relevant assets. When we file our next Quarterly Report on Form 10-Q, due March 12, 2008 in respect of the Company’s second fiscal quarter ended January 31, 2008, the Contractual Obligations table will include the interest obligations as shown below.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.	Please tell us why your auditors did not opine on the statements of income, cash flows and stockholders’ equity for the period from November 2, 1995 (date of inception) to July 31, 2007.

Response:

Please see our response to Comment 5 below.

5.
Please tell us why you do not include the report of other auditors for the period from November 2, 1995 (date of inception) to July 31, 2005 as referred to in your independent accountant’s report. Refer to rule 2-05 of Regulation S-X.

Response:

The Company’s current auditors, Danziger & Hochman LLP, have agreed to revise their report to include their opinion on the Company’s statements of income, cash flows, and stockholders’ equity for the period from November 2, 1995 (date of inception) to July 31, 2007. We will file an amended Form 10-K reflecting this revision, as well as the other revisions described in this letter, as soon as practicable. We propose to file such amendment with the consent of Danziger & Hochman LLP but without the consent of BDO Dunwoody LLP, the Company’s predecessor auditors, on the basis that no changes will be made to the financial statements included in the amended Form 10-K. BDO Dunwoody LLP served as the Company’s auditors for fiscal years ending July 31, 2003 through 2005, and their consent was included with the Form 10-K when it was initially filed.

Additionally, as requested in the Comment Letter, the Company acknowledges:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel

[GENEREX BIOTECHNOLOGY CORPORATION LETTERHEAD]
EXHIBIT “A”

Generex Biotechnology Corporation
Contractual Obligations - Summary
July 31, 2007

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Contractual Obligations
Long-term debt obligations	3,628,837	302,888	2,640,216	685,733	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations	589,211	148,823	256,079	183,812	497
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the
registrants balance under GAAP	-	-	-	-	-

	4,218,048	451,711	2,896,295	869,545	497

Total as reported in Item 7	3,733,001	233,327	2,668,839	830,338	497

Difference (Represents Interest)	485,047	218,384	227,456	39,207	-